Dougherty’s Pharmacy, Inc.

5924 Royal Lane, Suite 250

Dallas, TX 75230

August 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Attn: John Reynolds

Re: Dougherty’s Pharmacy, Inc. (the “Company”)

Registration Statement on Form 10 (the “Registration Statement”)

Filed June 2, 2017, Amendment No. 1 Filed July 21, 2017

File No. 000-27945

Dear Mr. Reynolds:

We are providing this response to the August 3, 2017, comment letter (the “Comment Letter”) we received from the Securities and Exchange Commission regarding the Company’s Registration Statement, File No. 000-27954, as amended by Amendment No. 1 to the Company’s Registration Statement (the “Form 10/A”). We are also filing an Amendment No. 2 as of this same date (“Amendment No. 2”) to update certain information and to respond to certain items contained in the Comment Letter.

Please be advised that, in addition to the revisions in Amendment No. 2 that are responsive to the Comment Letter, the Company has included additional disclosure related to a newly appointed director, Mr. Troy Phillips, who was elected to the Company’s board of directors on August 16, 2017.

Business, page 1

1.	We note your response to prior comment 4 and the statement that future acquisition plans involve pharmacies that “meet with the approval of our lenders, specifically the First National Bank of Omaha.” Please state clearly, if true, that future acquisitions are subject to the prior written consent of the lenders.

We have updated our disclosure on Page 2 of Amendment No. 2 to clarify that the Company must obtain prior written consent from the First National Bank of Omaha under the Company’s revolving credit facility in order to enter into any future pharmacy acquisitions.

Management’s Discussion and Analysis, page 12 Results of Operations, page 12

2.	We note your response to prior comment 8. Please provide expanded disclosure in your liquidity discussion to address clearly the impact of changes in the DIR fees and material trends and uncertainties.

We have added disclosure to Gross Profit under Results of Operation: Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016 on Page 14 to address the impact of DIR fees. Further, upon re-evaluation of the impact of these DIR fees, we have removed the risk factor relating to DIR fees from Item 1A.

3.	Refer to prior comment 9. It appears that your working capital net of the disposition of CPOC continue to decrease. Please address the underlying material trends including the impacts of changing accounts receivable, accounts payable and inventory as requested in our prior comment.

We have noted on page 14 of Amendment No. 2 under Liquidity and Capital Resources that “The increase in total cash of $465,000 and working capital of $343,000 is primarily due to cash proceeds received upon the disposition of CPOC of $617,000, of which $100,000 of the proceeds were used to pay off a term note with our bank and the remainder was held in cash. The change in total cash as of March 31, 2017, without the proceeds of $617,000 from the sale of CPOC would have been a decrease of cash and working capital of $152,000.”

Further, we have provided additional disclosure regarding material trends throughout our discussion in MD&A, including disclosures regarding material trends under Revenues under Results of Operation: Comparison of the Three Months Ended March 31, 2017 to the three Months Ended March 31, 2016 on Page 14.

4.	We note your response to comment 11 and the statement on pages 7 and 14 that you believe being required to obtain funding to meet the obligation is “doubtful.” Please revise to clarify the uncertainty (for example, it is unclear if the co-guarantor has shown an ability and willingness to make timely payments) and the basis for your belief that being obligated to pay is doubtful.

We have updated our disclosure under Liquidity and Capital Resources on Page 16 of Amendment No. 2 to provide additional information about the Company’s assessment of this potential liability as doubtful

Under the risk factor on Page 7 of Amendment No. 2, we have removed the wording that the Company sees this repayment obligation as doubtful, as we believe this additional explanation would be deemed a “mitigating factor” that would not be appropriate for risk factor disclosure.

Results of Operations: Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016, page 13

5.	We note little or no discussion of the reasons for the decreases in revenue or increases in expenses for the quarter. Please provide a substantially expanded management’s discussion and analysis that addresses clearly the reasons for the changes in your financial results. Your discussion should not merely be a recitation of financial statements in narrative form but should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. See Instruction 3 to Item 303(b) of Regulation S-K and refer to Section III.B. of Securities Act Release No. 33-8350 for guidance.

We have provided additional disclosure discussing the reasons for the changes in the Company’s financial results throughout our discussion in MD&A, including under Results of Operation: Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016, as well as our discussions under Liquidity and Capital Resources.

Liquidity and Capital Resources, page 14

6.	Please expand your response to prior comments 4 and 12 to address the other material terms of your indebtedness including, for example, restrictive covenants.

We have provided additional disclosure under Liquidity and Capital Resources on Page 15 of Amendment No. 2 regarding the material terms of our indebtedness, including the restrictive covenants under the revolving credit facility with the First National Bank of Omaha.

7.	We note you have removed the discussions of cash flows for the years ended December 31, 2016 and December 31, 2015 in this amendment. Please revise to include robust discussions of your operating, investing and financing cash flows for the years ended December 31, 2016 and December 31, 2015. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

This Section, which had inadvertently been deleted from Amendment No. 1, has been restored, beginning on Page 15 of Amendment No. 2.

Financial Statements

Note 9. Notes Payable, page F-14

8.	We note your response and disclosure that on July 1, 2017, you have obtained an extension of the revolving line of credit through September 1, 2017, and you are in the process of obtaining an additional term with the same lender for another term of greater than one year. However, you have not demonstrated (a) your ability to refinance the revolving line of credit on a long-term basis extending beyond one year from the date of your balance sheet date and (b) how you met the conditions in ASC 470-10-45-14(b) to justify excluding the revolving line of credit from current liabilities. Accordingly, please revise to include the revolving line of credit in current liabilities or show us why revision is not required. Revise the disclosures here and in Liquidity and Capital resources section as appropriate.

The Company has entered into agreements with the First National Bank of Omaha to extend the maturity of its revolving credit facility to August 1, 2018. The result of this extension is that the maturity date of this facility is greater than one year from the ending dates of the periods presented in the Registration Statement. Therefore, it is appropriate to categorize these financial obligations as long term liabilities. The documents related to this extension are included as Exhibits 4.29, 4.30, and 4.31 of Amendment No. 2.

If you have any questions or need any additional information, you may reach me by phone at 972-250-0856 or via email at mheil@doughertys.com, or you may reach our securities counsel, Quentin Faust, at 214-727-4591 or via email at qfaust@faustlawgroup.com.

Sincerely,

/s/ Mark S. Heil

President and Chief Financial Officer